Exhibit 99.1

Q&K Announces First Half of Fiscal Year 2020 Unaudited Financial Results

SHANGHAI, China, September 30, 2020 /GLOBE NEWSWIRE/ — Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced its unaudited financial results for the six months ended March 31, 2020.

First Half of Fiscal Year 2020 Financial Highlights

•	Net revenues were RMB627.1million (US$88.6 million), an increase of 6.5% from RMB588.6 million in the same period of fiscal year 2019.

•	Net loss attributable to the Company was RMB416.8 million (US$58.9 million), compared to RMB301.5 million in the same period of fiscal year 2019.

•	EBITDA[1] (Non-GAAP) was negative RMB237.7 million (negative US$33.6 million), compared to negative RMB151.9 million in the same period of fiscal year 2019.

•	Adjusted EBITDA[1] (Non-GAAP) was negative RMB72.4 million (US$10.2 million), a decrease of 22.4% from negative RMB93.3 million in the same period of fiscal year 2019.

1

“EBITDA” and “Adjusted EBITDA” are Non-GAAP measures. Please refer to “Unaudited reconciliation of GAAP and Non-GAAP results” for details. Adjusted EBITDA includes lease cost of RMB17.8 million(US$2.5 million) and RMB36.9 million for the first half of fiscal years 2020 and 2019, for which we record, but do not pay, rent in the current period. Such rent is a current operating cost and we will pay such rent in future periods.

Our landlords typically offer a 90-160-day rent-free period at the beginning of the lease, in which we have possession of the rental apartments but are not required to pay any cash lease costs, and we use the rent-free period to renovate the rental apartments. This is a common arrangement in our industry. Additionally, we pay a fixed rent to our landlords typically with an approximately 5% annual, non-compounding increase after the first three years of the lease term. Under U.S. GAAP, we are required to record rent-free periods and lease cost escalations on a straight-line basis over the term of the lease. In other words, we are required to record the total of all payments due under the lease evenly over the period of the lease, regardless of what our cash lease cost obligations may be in a particular period.

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First Half of Fiscal Year 2020 Operational Highlights

•	Number of rental units contracted[2] was 98,379 as of March 31, 2020, compared to 96,061 as of March 31, 2019.

•	Number of available rental units[3] was 96,378 as of March 31, 2020, compared to 91,640 as of March 31, 2019.

•	Number of occupied rental units[4] was 76,724 as of March 31, 2020, compared to 86,042 as of March 31, 2019.

•	Period-average occupancy rate[5] was 87.7%, compared to 90.9% in the same period of fiscal year 2019.

•	Average month-end occupancy rate[6] was 88.4%, compared to 92.6% in the same period of fiscal year 2019.

•	Rental spread margin before discount for rental prepayment[7] was 22.9%, compared to 25.7% in the same period of fiscal year 2019.

•	Rental spread margin after discount for rental prepayment[8] was 21.3%, compared to 20.6% in the same period of fiscal year 2019.

[2]	“Rental units contracted” refer to rental units that the Company has leased in from landlords.
[3]	“Available rental units” refer to rental units in operation, which have been renovated and are ready to rent to tenants.
[4]	“Occupied rental units” refers to available rental units that have been leased out to tenants.
[5]	“Period-average occupancy rate” refers to the aggregate number of leased-out rental unit nights as a percentage of the aggregate number of available rental unit nights during the relevant period.
[6]

“Average month-end occupancy rate” refers to the aggregate number of leased-out rental unit nights of the last day of each month in the relevant period as a percentage of the aggregate number of available rental unit nights of the last day of each month in the relevant period.

[7]

“Rental spread margin before discount for rental prepayment” refers to the rental spread as a percentage of the average monthly rental before discount for rental prepayment on a lease to a tenant on the same space.

[8]

“Rental spread margin after discount for rental prepayment” refers to the rental spread as a percentage of the average monthly rental after discount for rental prepayment on a lease to a tenant on the same space.

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Mr. Chengcai Qu, Chief Operating Officer of Q&K, commented, “we are pleased that we achieved reasonable growth during the first half of fiscal year 2020 while experiencing challenges due to COVID-19 pandemic. During this period, we adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating our internal resources, further improving our operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the period, our average month-end occupancy rate was 88.4%, compared to 92.6% in the same period of fiscal year 2019 mainly due to the impact of COVID-19, while our rental spread margin after discount for rental prepayments was 21.3%, increasing 70 basis points from 20.6% in the same period of fiscal year 2019.

The COVID-19 pandemic presents a great challenge to China’s apartment rental industry, however, the fundamental drivers of its long-term growth remain intact. We continue to focus on optimizing asset quality and streamlining our corporate structure to weather the negative impact of the pandemic. Though the pandemic impacted our revenue growth in the short term, we are confident that the measures taken will have a positive effect on the Company’s development in the long run.”

First Half of Fiscal Year 2020 Financial Results

Net revenues increased by 6.5% to RMB627.1 million (US$88.6 million) from RMB588.6 million in the same period of fiscal year 2019, due to the following reasons.

•

Rental service revenues increased by 5.8% to RMB555.7 million (US$78.5 million) from RMB525.1 million in the same period of fiscal year 2019, driven by an increase in leased-out rental unit nights, partially offset by a decrease in average monthly rental after discount for rental prepayment due to COVID-19 pandemic.

•

Net revenues from value-added services and others increased by 12.3% to RMB71.4 million (US$10.1 million) from RMB63.6 million in the same period of fiscal year 2019, primarily due to an increase of revenues from broadband internet and utility service which is in line with the increase in leased-out rental unit nights, partially offset by a decrease in revenue from indemnity, which were the deposits forfeited or compensation received from the tenants and landlords who terminated their leases with us before expiration of the lock-in period.

Operating costs and expenses increased by 32.5% to RMB1,079.8 million (US$152.5 million) from RMB815.1 million in the same period of fiscal year 2019, primarily due to an increase in impairment loss, operating cost and general and administrative expenses, partially offset by a decrease in selling and marketing expenses, pre-operation expenses and research and development expenses.

•	Operating cost increased by 7.9% to RMB682.2 million (US$96.3 million) from RMB632.4 million in the same period of fiscal year 2019, which was generally in line with our revenue growth.

•	Selling and marketing expenses decreased by 27.8% to RMB40.5 million (US$5.7 million) from RMB56.0 million in the same period of fiscal year 2019, primarily due to cost-saving efforts.

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•

General and administrative expenses increased by 26.1% to RMB65.1 million (US$9.2 million) from RMB51.6 million in the same period of fiscal year 2019. The increase was mainly attributable to an increase in expenses related to our initial public offering and share-based compensation.

•

Pre-operation expenses decreased by 55.0% to RMB12.7 million (US$1.8 million) from RMB28.3 million in the same period of fiscal year 2019, primarily due to fewer new rental units being developed in the first half of fiscal year 2020, in contrast to the expansion in the same period of fiscal year 2019.

•

Impairment loss was RMB250.0 million (US$35.3 million) compared to RMB20.6 million in the same period of fiscal year 2019, primarily due to provisions provided for the impact of the COVID-19 pandemic on our business.

Loss from operations was RMB452.7 million (US$63.9 million) compared to RMB226.5 million in the same period of fiscal year 2019, as a result of the foregoing factors.

Interest expense, net increased by 37.4% to RMB61.5 million (US$8.7 million), compared to RMB44.8 million in the same period of fiscal year 2019. This increase was primarily attributable to the increased average balance of capital leases and other financing and bank borrowings compared with the same period of fiscal year 2019.

Fair value change of contingent earn-out liabilities was gain of RMB97.4 million (US$13.8 million) compared with loss of RMB29.8 million in the same period of fiscal year 2019.

Loss before income taxes was RMB416.8 million (US$58.9 million) compared to RMB301.5 million in the same period of fiscal year 2019.

As of March 31, 2020, the Company had cash and cash equivalents of RMB125.5 million (US$17.7 million), and restricted cash of RMB8.9 million (US$1.3 million).

Recent Developments

On January 17, 2020, the Company entered into agreements with a rental service company to acquire lease contracts with landlords and tenants and related fixtures and equipment for approximately 47,000 rental units in Sichuan and Chongqing. Given the closing conditions were not fulfilled by September 30, 2020, the management is considering terminating this acquisition. As the acquisition was not completed, the Company did not consolidate the entity related to this acquisition in the condensed consolidated financial statements as of March 31, 2020. As of date of the press release, the result and impact on the Company’s financial statements related to the possible termination are subject to uncertainty and potential adjustment.

On July 31, 2020, the Company issued series 1 and series 2 convertible notes in the aggregate principal amount of US$30.050 million at par (the “Notes”) and warrants to purchase 104,871 ADSs (the “Warrants”) pursuant to convertible note and warrant purchase agreements with certain investors dated July 22, 2020.

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In addition, pursuant to agreements dated July 22, 2020 entered into by the Company and a rental service company and its affiliates (the “Transferor”) for the acquisition of certain lease contracts and other related assets, the Company paid US$5.8 million to the Transferor to settle the first installment of the consideration on July 29, 2020, which was financed by the proceeds of the above Notes issuance. The remaining consideration for the acquisition, which consists of US$23.2 million in cash and 128.6 million class A ordinary shares of the Company, subject to adjustments based on terms and conditions set forth in the agreements, will be payable in installments upon reaching certain milestones linked to the transfer of lease contracts and other related assets.

Conference Call

Q&K’s management will hold an earnings conference call at 7:30 AM on September 30, 2020, U.S. Eastern Time (7:30 PM on the same day Beijing/Hong Kong Time).

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/9477087.

CONFERENCE ID: 9477087

A telephone replay of the call will be available after the conclusion of the conference call through October 8, 2020.

International:	61-2-8199-0299

United States:	1-646-254-3697

Passcode:	9477087

A live and archived webcast of the conference call will be available on the Investor Relations section of Q&K’s website at http://ir.qk365.com.

Currency Convenience Translation

This press release contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi were made at a rate of RMB7.0808 to US$1.00, the noon buying rate on March 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions.

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Use of Non-GAAP Financial Measures

The Company uses EBITDA and adjusted EBITDA, non-GAAP financial measures, as supplemental measures in evaluating and assessing our operating results.

EBITDA represents the net loss before (i) interest income (expense), net, (ii) income tax, and (iii) depreciation and amortization. Adjusted EBITDA represents the net loss before (i) interest income (expense), net, (ii) income tax, (iii) depreciation and amortization, (iv) impairment loss, (v) fair value change of contingent earn-out liabilities, and (vi) share-based compensation.

The Company believes that EBITDA and adjusted EBITDA help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in net loss.

EBITDA and adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measure. EBITDA and adjusted EBITDA presented here may not be comparable to similarly titled measure presented by other companies. In addition, EBITDA and adjusted EBITDA have certain limitations as an analytical tool.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to expand into new markets; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to achieve or maintain profitability or continue as a going concern in the future; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K signs long-term leases with individual landlords in different locations in relatively inexpensive yet convenient locations and manages them centrally, leveraging its advanced IT and mobile technologies. Technology is the core of Q&K’s business and is applied to every step of its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +86-10-5900-1548

E-mail: rvanguestaine@ChristensenIR.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of	As of
	September 30,	March 31,
	2019	2020
	RMB	RMB	USD(‘000)
ASSETS
Current assets:
Cash and cash equivalents	159,799	125,481	17,721
Restricted cash	91,015	8,884	1,255
Accounts receivable, net of allowance of nil as of September 30, 2019 and March 31, 2020	1,306	3,296	466
Amounts due from related parties	5,587	929	131
Prepaid rent and deposit	128,213	66,871	9,444
Advances to suppliers	64,028	9,809	1,385
Other current assets	146,559	352,535	49,787

Total current assets	596,507	567,805	80,189

Non-current assets:
Property and equipment, net	1,185,311	917,589	129,588
Intangible assets, net	1,248	926	131
Land use rights	10,734	10,591	1,496
Other assets	5,946	72,824	10,285

Total non-current assets	1,203,239	1,001,930	141,500

Total assets	1,799,746	1,569,735	221,689

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
LIABILITIES
Current liabilities:
Accounts payable	277,103	348,104	49,162
Amounts due to related parties	3,121	5,118	723
Deferred revenue	78,540	60,439	8,536
Short-term debt	319,103	420,950	59,449
Rental installment loans	756,749	451,778	63,803
Deposits from tenants	163,203	129,839	18,337
Accrued expenses and other current liabilities	99,292	166,455	23,508

Total current liabilities	1,697,111	1,582,683	223,518

Non-current liabilities:
Long-term debt	428,345	482,619	68,159
Long-term deferred rent	387,739	404,689	57,153
Contingent earn-out liabilities	97,417	—	—

Total non-current liabilities	913,501	887,308	125,312

Total liabilities	2,610,612	2,469,991	348,830

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Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	As of	As of
	September 30,	March 31,
	2019	2020
	RMB	RMB	USD(‘000)
Total mezzanine equity	1,425,485	—	—

Shareholders’ deficit:
Ordinary shares (US$0.00001 par value per share; 3,500,000,000 and 5,000,000,000 shares authorized; 430,450,490 and 1,436,010,850 shares issued and outstanding as of September 30, 2019 and March 31, 2020, respectively)	27	92	13
Series A non-redeemable preferred shares	35,777	—	—
Additional paid-in capital	—	1,790,118	252,813
Accumulated deficit	(2,275,924)	(2,692,747)	(380,289)
Accumulated other comprehensive income (loss)	(5,908)	(7,372)	(1,041)

Total Q&K International Group Limited shareholders’ deficit	(2,246,028)	(909,909)	(128,504)
Noncontrolling interest	9,677	9,653	1,363

Total shareholder’s deficit	(2,236,351)	(900,256)	(127,141)

Total liabilities, mezzanine equity and shareholders’ deficit	1,799,746	1,569,735	221,689

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Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Six months ended March 31,
	2019	2020
	RMB	RMB	USD(‘000)
Net revenues:
Rental service	525,077	555,706	78,481
Value-added services and others	63,560	71,395	10,083

Total net revenues	588,637	627,101	88,564

Operating costs and expenses:
Operating cost	(632,385)	(682,225)	(96,349)
Selling and marketing expenses	(56,034)	(40,450)	(5,713)
General and administrative expenses	(51,628)	(65,089)	(9,192)
Research and development expenses	(26,033)	(15,412)	(2,177)
Pre-operation expenses	(28,270)	(12,725)	(1,797)
Impairment loss	(20,605)	(250,048)	(35,314)
Other income(expense), net	(177)	(13,870)	(1,959)

Total operating costs and expenses	(815,132)	(1,079,819)	(152,501)

Loss from operations	(226,495)	(452,718)	(63,937)
Interest income (expense), net	(44,774)	(61,518)	(8,688)
Foreign exchange gain (loss), net	(418)	(4)	(1)
Fair value change of contingent earn-out liabilities	(29,797)	97,417	13,758

Loss before income taxes	(301,484)	(416,823)	(58,868)
Income tax expense	(85)	(26)	(4)

Net loss	(301,569)	(416,849)	(58,872)
Less: net loss attributable to noncontrolling interests	(59)	(26)	(4)

Net loss attributable to Q&K International Group Limited	(301,510)	(416,823)	(58,868)
Deemed dividend	(113,062)	—	—

Net loss attributable to ordinary shareholders	(414,572)	(416,823)	(58,868)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.96)	(0.34)	(0.05)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	430,450,490	1,226,807,606	1,226,807,606

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Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Six months ended March 31,
	2019	2020
	RMB	RMB	USD(‘000)
Net loss	(301,569)	(416,849)	(58,872)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	879	(1,463)	(207)

Comprehensive loss	(300,690)	(418,312)	(59,079)
Less: comprehensive loss attributable to noncontrolling interests	(59)	(26)	(4)

Comprehensive loss attributable to Q&K International Group Limited	(300,631)	(418,286)	(59,075)

Deemed dividend	(113,062)	—	—

Comprehensive loss attributable to ordinary shareholders	(413,693)	(418,286)	(59,075)

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Q&K INTERNATIONAL GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND Non-GAAP RESULTS

(Renminbi in thousands, except for share and per share data, unless otherwise stated)

	Six months ended March 31,
	2019	2020
	RMB	RMB	USD(‘000)
Net loss	(301,569)	(416,849)	(58,872)
Add/(less):
Interest income(expense), net	44,774	61,518	8,688
Income tax expense	85	26	4
Depreciation and amortization	104,792	117,616	16,611

EBITDA(Non-GAAP)	(151,918)	(237,689)	(33,569)
Impairment loss	20,605	250,048	35,314
Fair value change of contingent earn-out liabilities	29,797	(97,417)	(13,758)
Share-based compensation	8,173	12,661	1,788

Adjusted EBITDA(Non-GAAP)	(93,343)	(72,397)	(10,225)

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